Exhibit 99.1

THIS AMENDED AND RESTATED PREFERRED SHARE GUARANTEE AGREEMENT (this “Agreement”) is made as of January 12, 2012

BETWEEN:

SUN LIFE FINANCIAL INC., a company incorporated under the Insurance Companies Act (Canada)

(“SLF”)

- and -

SUN LIFE ASSURANCE COMPANY OF CANADA, a company amalgamated under the Insurance Companies Act (Canada)

(“SLA”).

RECITALS:

A.	SLF wishes to enter into this Agreement in order to enable SLA to rely on the Exemption Order, which will save SLA time, cost and inconvenience.

B.	As the owner of all of SLA’s outstanding common shares, SLF will indirectly benefit from the savings to SLA referred to in the previous recital.

C.	This Agreement amends and restates the preferred share guarantee agreement dated November 15, 2007, reflecting, among other things, the expiry of the exemption order dated November 15, 2007 and the issuance of the Exemption Order as defined herein.

THEREFORE, in consideration of the sum of $1.00, the respective covenants and agreements provided in this Agreement, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

ARTICLE 1 - INTERPRETATION

1.1	Defined Terms

In this Agreement, including the recitals:

“Affiliate” has the meaning attributed to such term in NI 51-102;

“Automatic Exchange” has the meaning attributed to such term in the Declaration of Trust;

“Declaration of Trust” means the amended and restated declaration of trust of the Trust dated as of October 19, 2001, as the same may be amended, restated or superseded from time to time;

“Deficiency Amount” means, with respect to a particular class of SLA Preferred Shares, an amount equal to the aggregate, without duplication, of:

(a)	the amount of any declared but unpaid dividends on the shares of such class;

(b)	if a holder of any shares of such class has presented and surrendered shares of the class for redemption pursuant to the terms of such shares or pursuant to a redemption of such shares by SLA and payment in respect of such redemption has not been made in full by SLA, the unpaid portion of the amount payable by SLA upon such redemption; and

(c)	in case of a Triggering Event described in Section 2.1(c), any amount to which the outstanding shares of such class would be entitled as a Liquidation Preference and which remains unpaid following the final distribution of surplus of SLA, if any, pursuant to section 95(1) of the WURA;

“Deficiency Payment” has the meaning attributed to such term in Section 2.2;

“Determination Date” means:

(a)	with respect to a Triggering Event described in Section 2.1(a) or 2.1(b), the date of the failure to pay referred to therein; and

(b)	with respect to a Triggering Event described in Section 2.1(c), the later of:

(i)	the date of the final distribution of property of SLA pursuant to section 93 of the WURA; and

(ii)	the date of the final distribution of surplus of SLA, if any, pursuant to section 95(1) of the WURA;

“Exemption Order” means the order dated January [15], 2012, as may be amended or superceded from time to time, relieving SLA from certain continuous disclosure and certification requirements under Canadian securities laws, or any similar exemption order with respect to the foregoing;

“Liquidation Preference” means any amount to which holders of a particular class or series of preference shares of an issuer are entitled in priority to any amounts which may be payable in respect of any class of shares of the issuer which rank junior to such class or series in the event of a distribution of assets upon the liquidation, dissolution or winding-up of the issuer;

“Loss Absorption Event” has the meaning attributed to such term in the Declaration of Trust;

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations, as may be amended from time to time;

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, government or governmental authority or entity, however designated or constituted;

“Senior Indebtedness” means the principal of, and the interest and premium, if any, on:

(a)	indebtedness of SLF (other than indebtedness in respect of this Agreement), whether outstanding on the date of this Agreement or thereafter created, incurred, assumed or guaranteed, for money borrowed by SLF or for money borrowed by others for the payment of which SLF is responsible or liable;

(b)	indebtedness of SLF, whether outstanding on the date of this Agreement or thereafter created, incurred, assumed or guaranteed, in connection with the acquisition by SLF or by others of any business, property or other assets;

(c)	all other outstanding liabilities, claims and indebtedness of SLF (other than liabilities, claims and indebtedness in respect of this Agreement), whether outstanding on the date of this Agreement or thereafter created, incurred, assumed or guaranteed; and

(d)	renewals, extensions, or refundings of any liability, claim or indebtedness referred to in clauses (a) to (c) of this definition,

unless in any case it is provided by the terms of the instrument creating or evidencing such liability, claim or indebtedness or pursuant to which such liability, claim or indebtedness is outstanding that such liability, claim or indebtedness is not prior in right of payment to, but ranks equally with or subordinate in right of payment to, the SLA Preferred Shares or SLF’s obligation to make a Deficiency Payment;

“SLA Class A Shares” means the Class A Shares in the capital of SLA and includes any shares of SLA with a Liquidation Preference into which such class of shares may be converted or changed or which result from a consolidation, subdivision or redesignation of such class of shares and any other class of preference shares of SLA which ranks on a parity with the Class A Shares and which are created and issued at any time or from time to time after the date of this Agreement;

“SLA Class B Shares” means the Class B Shares in the capital of SLA and includes any shares of SLA with a Liquidation Preference into which such class of shares may be converted or changed or which result from a consolidation, subdivision or redesignation of such class of shares and any other class of preference shares of SLA which ranks on a parity with the Class B Shares and which are created and issued at any time or from time to time after the date of this Agreement;

“SLA Class C Shares” means the Class C Shares in the capital of SLA and includes any shares of SLA with a Liquidation Preference into which such class of shares may be converted or changed or which result from a consolidation, subdivision or redesignation of such class of shares and any other class of preference shares of SLA which ranks on a parity with the Class C Shares and which are created and issued at any time or from time to time after the date of this Agreement;

“SLA Class D Shares” means the Class D Shares in the capital of SLA and includes any shares of SLA with a Liquidation Preference into which such class of shares may be converted or changed or which result from a consolidation, subdivision or redesignation of such class of shares and any other class of preference shares of SLA which ranks on a parity with the Class D Shares and which are created and issued at any time or from time to time after the date of this Agreement;

“SLA Class E Shares” means the Class E Shares in the capital of SLA and includes any shares of SLA with a Liquidation Preference into which such class of shares may be converted or changed or which result from a consolidation, subdivision or redesignation of such class of shares and any other class of preference shares of SLA which ranks on a parity with the Class E Shares and which are created and issued at any time or from time to time after the date of this Agreement;

“SLA Preferred Shares” means the outstanding SLA Class A Shares, SLA Class B Shares, SLA Class C Shares, SLA Class D Shares and SLA Class E Shares from time to time, in each case of any series, whether or not such shares are outstanding as of the date of this Agreement, other than shares issued to and held by SLF or an Affiliate of SLF, including any SLA Preferred Shares issued to holders of SLEECS pursuant to a Loss Absorption Event which shall be deemed to be outstanding as of and from the time of such event;

“SLEECS” means the Sun Life ExchangEable Capital Securities - Series A and the Sun Life ExchangEable Capital Securities - Series B of the Trust outstanding from time to time, including any securities of SLA resulting from a redesignation of such securities;

“SLF Class A Shares” means the Class A Shares in the capital of SLF and includes any shares of SLF with a Liquidation Preference into which such class of shares may be converted or changed or which result from a consolidation, subdivision or redesignation of such class of shares and any other class of preference shares of SLF which ranks on a parity with the Class A Shares and which are created and issued at any time or from time to time after the date hereof;

“SLF Class B Shares” means the Class B Shares in the capital of SLF and includes any shares of SLF with a Liquidation Preference into which such class of shares may be converted or changed or which result from a consolidation, subdivision or redesignation of such class of shares and any other class of preference shares of SLF which ranks on a parity with the Class B Shares and which are created and issued at any time or from time to time after the date hereof;

“SLF Preferred Shares” means the outstanding SLF Class A Shares and SLF Class B Shares from time to time, in each case of any series, whether or not such shares are outstanding as of the date of this Agreement;

“Triggering Event” has the meaning attributed to such term in Section 2.1;

“Trust” means Sun Life Capital Trust;

“winding-up order” means a winding-up order as defined in the WURA or any order of similar effect made under applicable laws for the winding-up, liquidation or dissolution of SLA or SLF, as the case may be; and

“WURA” means the Winding-up and Restructuring Act (Canada), as may be amended from time to time.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number refer to the specified Article or Section of this Agreement. The terms “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion.

1.3	Rules of Construction

Unless otherwise specifically indicated or the context otherwise requires:

(a)	references in this Agreement to any statute shall be deemed to include references to such statute and its associated regulations as re-enacted, amended, extended or superseded from time to time and references to a particular section of a statute shall be deemed to include a reference to the equivalent section of similar legislation which may be applicable to the particular Person, event or transaction at any particular time;

(b)	words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders; and

(c)	“include,” “includes” and “including” shall be deemed to be followed by the words “without limitation.”

ARTICLE 2 - DEFICIENCY PAYMENT

2.1	Obligation to Make a Deficiency Payment

If SLA:

(a)	fails to make full payment of any dividend declared on any SLA Preferred Shares on the date required for such payment;

(b)	fails to make full payment when due of any amounts payable by SLA following presentation and surrender of any SLA Preferred Shares which have been redeemed by SLA or which are then redeemable by the holder pursuant to the terms of such SLA Preferred Shares; or

(c)	becomes subject to a winding-up order

(each, a “Triggering Event”) and such event is continuing, SLF shall pay to SLA, in trust for the benefit of holders of SLA Preferred Shares outstanding as of the Triggering Event, a Deficiency Payment. SLF shall cause payment of such Deficiency Payment to be made as soon as practicable and, in any event, within 15 days of the Triggering Event.

2.2	Calculation of Deficiency Payment

A “Deficiency Payment” shall be calculated as follows:

(a)	if as of the Determination Date a winding-up order has been made with respect to SLF, then such Deficiency Payment shall be the amount that, when paid to the holders of the SLA Preferred Shares outstanding as of the Triggering Event, will result in:

(i)	the holders of SLA Class A Shares, SLA Class B Shares, SLA Class C Shares and SLA Class E Shares outstanding as of the Triggering Event receiving payment of the same proportion of the Deficiency Amount for such shares as the holders of such shares would have received had their claim to the Deficiency Amount on the final distribution of surplus of SLF, if any, pursuant to section 95(1) of the WURA ranked on a parity with the claims of the holders of the SLF Class A Shares; and

(ii)	the holders of SLA Class D Shares outstanding as of the Triggering Event receiving payment of the same proportion of the Deficiency Amount for such shares as the holders of such shares would have received had their claim to the Deficiency Amount on the final distribution of surplus of SLF, if any, pursuant to section 95(1) of the WURA ranked on a parity with the claims of the holders of the SLF Class B Shares; and

(b)	in all circumstances other than those specified in Section 2.2(a), such Deficiency Payment shall equal the aggregate Deficiency Amounts attributable to all classes of SLA Preferred Shares outstanding as of the Triggering Event.

2.3	Direction as to Payment

SLA hereby irrevocably directs SLF to make any Deficiency Payment to the transfer agent(s) for the SLA Preferred Shares for distribution to the holders of SLA Preferred Shares outstanding as of the date of the Triggering Event according to their respective rights and interests in SLA. SLA shall use commercially reasonable efforts to cause the transfer agent(s) to co-operate with SLF for the purpose of making such payments to such holders. If there is no transfer agent for the SLA Preferred Shares at that time or the transfer agent will not co-operate, SLA hereby irrevocably directs SLF to take commercially reasonable steps to make any Deficiency Payment to the holders of SLA Preferred Shares outstanding as of the date of the Triggering Event according to their respective rights and interests in SLA or to make commercially reasonable arrangements for those amounts to be held for the benefit of and distributed to such holders as soon as practicable.

2.4	Guarantee Absolute and Unconditional

SLF’s obligation to make a Deficiency Payment is absolute and unconditional and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

(a)	any extension of the time or times for the payment of such Deficiency Payment or any renewal, settlement, compromise, waiver, indulgence or release granted to SLA by the holders of SLA Preferred Shares in respect of any obligation of SLA under the SLA Preferred Shares, by operation of law or otherwise;

(b)	any modification or amendment of, or supplement to, the terms and conditions of the SLA Preferred Shares (as long as they remain SLA Preferred Shares as defined in this Agreement) or the creation of any class of shares ranking on a parity with, or superior to, the SLA Preferred Shares;

(c)	any change in the corporate existence, structure or ownership of SLA (other than pursuant to Section 5.1(b)) or SLF, or any insolvency, bankruptcy, winding-up, reorganization or other similar proceeding affecting SLA or SLF or their assets;

(d)	the existence of any defense, claim, set-off or other rights which SLF may have at any time against SLA, any holder of SLA Preferred Shares or any other Person;

(e)	any provision of applicable law or regulation purporting to prohibit the payment by SLF of all or any portion of such Deficiency Payment;

(f)	any breach by SLA of its obligations under this Agreement;

(g)	any other act or omission to act or delay of any kind by SLA, any holder of SLA Preferred Shares or any other Person, or any other circumstance whatsoever that might, but for the provisions of this clause, constitute a legal or equitable discharge of, or defense to, SLF’s obligations under this Agreement;

(h)	any contest by SLA or any other Person as to the amount of such Deficiency Payment; or

(i)	the recovery of any judgment against SLA or any action to enforce the same.

2.5	Ranking of Deficiency Payment

(a)	SLF’s obligation to make any Deficiency Payment is expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all Senior Indebtedness. Notwithstanding anything in this Agreement to the contrary, upon any distribution of assets of SLF upon any dissolution, winding-up, liquidation or reorganization of SLF, whether in bankruptcy, insolvency, reorganization or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of SLF or otherwise (subject to the power of a court of competent jurisdiction to make other equitable provision reflecting the rights conferred in this Agreement upon the Senior Indebtedness and the holders thereof with respect to payments in respect of this Agreement and SLA for the benefit of holders of SLA Preferred Shares by a lawful plan or reorganization under applicable insolvency law):

(i)	the holders of all Senior Indebtedness shall be entitled to receive payment in full due thereon before SLA or any holder of SLA Preferred Shares is entitled to receive any payment in respect of a Deficiency Payment;

(ii)	any payment or distribution of assets of SLF of any kind or character to which SLA, for the benefit of the holders of SLA Preferred Shares, would be entitled but for the provisions of this Section 2.5(a) shall be paid by the liquidating trustee, agent or other Person making such payment or distribution directly to the holders of Senior Indebtedness or their representatives or to the trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to make payment in full of all such Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness in respect thereof; and

(iii)

if, notwithstanding the foregoing, any payment or distribution of assets of SLF of any kind or character shall be received by SLA, for the benefit of the holders of SLA Preferred Shares, before payment in full of all Senior Indebtedness, such payment or distribution shall be paid over to the holders of such Senior Indebtedness or their representatives or to the trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness in respect thereof.

(b)	Subject to the payment in full of all Senior Indebtedness, SLA, for the benefit of the holders of SLA Preferred Shares, shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of cash, property or securities of SLF applicable to Senior Indebtedness until any Deficiency Payment shall be paid in full and no payments or distributions to SLA, for the benefit of the holders of SLA Preferred Shares, of cash, property or securities otherwise distributable to the holders of Senior Indebtedness shall, as between SLF, SLA and the holders of SLA Preferred Shares, be deemed to be a payment by SLF to or on account of any Deficiency Payment. The provisions of Sections 2.5(a) and this Section 2.5(b) are and are intended solely for the purpose of defining the relative rights of SLA, for the benefit of the holders of SLA Preferred Shares, on the one hand, and the holders of Senior Indebtedness, on the other hand. Nothing contained in Section 2.5(a) or this Section 2.5(b) or elsewhere in this Agreement is intended to or shall impair, as between SLF and SLA, for the benefit of the holders of SLA Preferred Shares, the obligation of SLF, which is unconditional and absolute, to pay to SLA, in trust for the benefit of holders of SLA Preferred Shares, a Deficiency Payment, as and when the same shall become due and payable in accordance with the terms of this Agreement, nor shall anything in this Agreement prevent SLA, for the benefit of the holders of SLA Preferred Shares, from exercising all remedies otherwise permitted by applicable law upon default under this Agreement, subject to the rights, if any, under Section 2.5(a) and this Section 2.5(b) of the holders of Senior Indebtedness in respect of cash, property or securities of SLF received upon the exercise of any such remedy.

(c)	No payment by SLF on account of a Deficiency Payment shall be made unless full payment of amounts then due on Senior Indebtedness has been made or duly provided for in money or money’s worth.

ARTICLE 3 - REIMBURSEMENT BY SLA

3.1	Obligation to Reimburse

SLA shall, upon receipt of a written demand from SLF stating that SLF has made a Deficiency Payment under this Agreement, promptly reimburse SLF the amount paid by SLF in respect of such Deficiency Payment. SLA’s obligation to reimburse SLF pursuant to this Section 3.1 shall have the same priority as SLA’s obligations to the holders of the applicable class of SLA Preferred Shares.

ARTICLE 4 - REPRESENTATIONS AND WARRANTIES

Each of SLF and SLA represents and warrants to and in favour of the other the matters set out below as of the date of this Agreement.

4.1	Authorization; No Contravention

The execution, delivery and performance of this Agreement:

(a)	are within its powers, have been duly authorized by all necessary corporate action, require no action by or in respect of, or filing with, any governmental body, agency or official, and do not contravene its constituent documents; and

(b)	do not contravene, or constitute a default under, any applicable law or regulation or any judgment, injunction, order, decree, agreement or other instrument binding upon it, or result in or require the creation or imposition of any lien on any of its assets, other than any contravention, default or lien that would not have a material adverse effect on its ability to perform its obligations under this Agreement.

4.2	Binding Effect

This Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

4.3	Litigation

There is no action, suit or proceeding pending against it or, to its knowledge, threatened against it before any court or arbitrator or any governmental body, agency or official in which there is a reasonable possibility of an adverse decision which:

(a)	except as disclosed by SLF in any filings with Canadian securities regulatory authorities, would have a material adverse effect on its ability to perform its obligations under this Agreement; or

(b)	in any manner draws into question the enforceability or validity of this Agreement.

ARTICLE 5 - GENERAL

5.1	Term

This Agreement shall terminate and be of no further force and effect (except in respect of any demand previously made on SLF hereunder) at the earlier of:

(a)	unless SLF and SLA agree to the contrary, the date as of which no SLA Preferred Shares, securities convertible into or exchangeable for SLA Preferred Shares, or rights to acquire SLA Preferred Shares, are outstanding;

(b)	the date as of which SLF no longer owns, directly or indirectly, all of the outstanding common shares of SLA;

(c)	the date as of which the Exemption Order is no longer available to SLA; and

(d)	the date on which SLA commences filing with the Canadian securities regulatory authorities its own annual financial statements, interim financial statements, annual information forms, annual and interim management’s discussion and analysis, press releases and material change reports in the case of material changes that are also material changes in the affairs of SLF, and material contracts, in each case pursuant to NI 51-102, provided that this Agreement shall not be terminated in respect of the SLA Class A Shares Series W, the SLA Class A Shares Series X, the SLA Class A Shares Series Y, and the SLA Class A Shares Series Z pursuant to Section 5.1(b), (c) or (d) at any time after the occurrence of an Automatic Exchange or during a period when SLA has failed to make full payment when due of any dividend declared on any SLA Preferred Shares or has failed to make full payment when due of the redemption price of any SLA Preferred Shares and, in either case, such failure has not been remedied by the payment of such amounts by SLA or SLF.

5.2	Continuing Guarantee; Reinstatement in Certain Circumstances

The guarantee contained in this Agreement is a continuing guarantee and SLF’s obligations hereunder shall remain in full force and effect until the termination of this Agreement pursuant to Section 5.1 notwithstanding the payment in full of any Deficiency Payment following a Triggering Event, provided, however, that this Agreement shall not be construed to create any right in any Person other than SLA and holders of SLA Preferred Shares and their respective successors and permitted assigns, or to be a contract in whole or in part for the benefit of any Person other than SLA and holders of SLA Preferred Shares and their respective successors and permitted assigns. If at any time any payment of any amount which would otherwise form part of the Deficiency Amount in respect of any particular class of SLA Preferred Shares is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of SLA or otherwise, the obligations of SLF hereunder with respect to such Deficiency Amount shall be reinstated as though such payment had been due but not made at such time.

5.3	Assignment

Neither party may assign this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise) without the written consent of the other party.

5.4	Binding Effect

This Agreement shall be binding upon, enure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

5.5	Third Party Beneficiaries

It is the intention of SLF to constitute SLA as trustee for holders of SLA Preferred Shares of the covenants of SLF under this Agreement and SLA agrees to accept such trust and to hold and enforce such covenants on behalf of such holders. Notwithstanding anything to the contrary in this Agreement, SLA is entitled to act in its own interests without regard to any interest of the holders of SLA Preferred Shares.

5.6	Amendments, Modifications

This Agreement may not be amended or modified, or any provision of it waived, except by an agreement in writing executed by SLF and SLA and subject to any required regulatory approvals. No amendment, modification or waiver, whether or not adverse to SLA or the holders of SLA Preferred Shares, will require the approval of the holders of SLA Preferred Shares or any other Person.

5.7	Waiver

SLF hereby irrevocably waives promptness, diligence, acceptance hereof, presentment, demand, filing of claims with a court in the event of the merger, amalgamation, reorganization, insolvency, bankruptcy or similar proceeding affecting SLA or its assets or change in corporate structure or ownership of SLA, protest and any and all other notice not provided for herein and, except as provided for herein, any requirement that at any time, or any other Person exhaust any right or take any action against SLA or any other Person and any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge, release or defense of SLF or that might otherwise limit recourse against SLF.

5.8	No Waiver; Remedies

No failure on the part of SLA or any holder of SLA Preferred Shares to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right under this Agreement preclude any other or further exercise thereof or the exercise of any other right. The remedies provided in this Agreement are cumulative and not exclusive of any remedies provided by law.

5.9	Stay of Liability to Pay or Time for Payment

Without limiting any other provision of this Agreement, if the liability to pay or the time for payment of any Deficiency Amount is stayed upon the insolvency, bankruptcy or reorganization of SLA, the Deficiency Payment otherwise subject to payment under this Agreement shall nonetheless be payable by SLF to SLA, in trust for the benefit of holders of SLA Preferred Shares outstanding as of the Triggering Event, in accordance with the terms hereof.

5.10	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

IN WITNESS OF WHICH, the parties have caused this Agreement to be duly executed and delivered as of the date first written above as a contract under seal with the intention that the parties be bound whether or not there is consideration for this Agreement notwithstanding any references to consideration in this Agreement.

SUN LIFE FINANCIAL INC.

By:	/s/ “Colm J. Freyne”
Name:	Colm J. Freyne
Title:	Executive Vice-President and Chief Financial Officer

By:	/s/ “Thomas A. Bogart”
Name:	Thomas A. Bogart
Title:	Executive Vice-President, Business Development and General Counsel

(seal)

SUN LIFE ASSURANCE COMPANY OF CANADA

By:	/s/ “Colm J. Freyne”
Name:	Colm J. Freyne
Title:	Executive Vice-President and Chief Financial Officer

By:	/s/ “Thomas A. Bogart”
Name:	Thomas A. Bogart
Title:	Executive Vice-President, Business Development and General Counsel

(seal)